SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15


 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 1-07790
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                              La Quinta Inns, Inc.
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             (Exact name of registrant as specified in its charter)

          112 E. Pecan Street, San Antonio, Texas 78205 (210) 302-6000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock $.10 per share
                    7.40% Senior unsecured notes, due 2005*
                    7.25% Senior unsecured notes, due 2004*
                       7.11% Medium-Term notes, due 2001*
                       7.27% Medium-Term notes, due 2007*
                       7.33% Medium-Term notes, due 2008*
              9.25% Senior unsecured subordinated notes, due 2003*
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            (Title of each class of securities covered by this Form)
                                      none
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)   [X]                  Rule 12h-3(b)(1)(ii)    [ ]
   Rule 12g-4(a)(1)(ii)   [ ]                   Rule 12h-3(b)(2)(i)    [ ]
    Rule 12g-4(a)(2)(i)   [ ]                  Rule 12h-3(b)(2)(ii)    [ ]
   Rule 12g-4(a)(2)(ii)   [ ]                           Rule 15d-6     [ ]
    Rule 12h-3(b)(1)(i)   [X]

     Approximate number of holders of record as of the certification or notice date:
         none**
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     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: July 17, 1998                   BY: /s/ John F. Schmutz
      --------------------------          ---------------------------------
                                          Name:  John F. Schmutz
                                          Title: General Counsel

*Obligations of La Quinta Inns, Inc. related to each of these securities has been assumed by Meditrust Corporation.

**The common stock, $.10 par value per share, was cancelled in the merger of La Quinta Inns, Inc. with and into Meditrust Corporation. As a result of such merger, La Quinta Inns, Inc. is now part of Meditrust Corporation.